                                                                  Exhibit 99(ii)
                           HAMILTON BEACH/PROCTOR-SILEX, INC.,
                           AND SUBSIDIARIES

                           CONSOLIDATED FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1996 AND 1995
                           TOGETHER WITH AUDITORS' REPORT

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                                TABLE OF CONTENTS



                                                                                                     PAGE
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                               1
FINANCIAL STATEMENTS
    Consolidated Balance Sheets as of December 31, 1996 and 1995                                       2
    Consolidated Statements of Operations for the Years Ended December 31, 1996 and 1995               3
    Consolidated Statements of Changes in Stockholder's Equity for the Years Ended December
       31, 1996 and 1995                                                                               4
    Consolidated Statements of Cash Flows for the Years Ended December 31, 1996 and 1995               5
    Notes to Consolidated Financial Statements as of December 31, 1996 and 1995                     6 - 17


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Hamilton Beach/Proctor-Silex, Inc.:

We have audited the accompanying consolidated balance sheets of Hamilton Beach/Proctor-Silex, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Beach/Proctor-Silex, Inc., and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                             Arthur Andersen, LLP


Richmond, Virginia,
    January 31, 1997

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1996 AND 1995
                             (Dollars in Thousands)



                                     ASSETS

                                                                                                 1996           1995
                                                                                                 ----           ----
CURRENT ASSETS:
     Cash and cash equivalents                                                               $     359      $     308
     Accounts receivable, net                                                                   60,054         70,193
     Inventories, net                                                                           48,326         58,727
     Deferred income taxes                                                                       2,368          2,085
     Prepaid expenses and other                                                                  6,721          6,776
                                                                                             ---------      ---------
                  Total current assets                                                         117,828        138,089

PROPERTY, PLANT, AND EQUIPMENT, NET                                                             52,592         51,039

DEFERRED CHARGES AND INTANGIBLE ASSETS, NET                                                     96,679         95,750

DEFERRED INCOME TAXES                                                                            4,729          3,122

OTHER ASSETS                                                                                        14             27
                                                                                             ---------      ---------
                  Total assets                                                               $ 271,842      $ 288,027
                                                                                             =========      =========

                                LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
     Current maturities of long-term obligations                                             $   9,211      $  17,226
     Accounts payable                                                                           21,388         21,616
     Other current liabilities                                                                  33,253         27,744
                                                                                             ---------      ---------
                  Total current liabilities                                                     63,852         66,586
                                                                                             ---------      ---------

OTHER LIABILITIES                                                                                9,695         13,565
                                                                                             ---------      ---------

LONG-TERM OBLIGATIONS:
     Revolving credit agreements                                                                80,000         65,000
     Capital leases                                                                                449            542
                                                                                             ---------      ---------
                  Total long-term obligations                                                   80,449         65,542
                                                                                             ---------      ---------
STOCKHOLDER'S EQUITY:
     Common stock and paid-in capital, 100 shares authorized, issued, and outstanding at
       $0.01 par value                                                                         155,609        149,268
     Retained deficit                                                                          (35,739)        (2,816)
     Minimum pension liability                                                                    (393)        (2,521)
     Cumulative translation adjustment                                                          (1,631)        (1,597)
                                                                                             ---------      ---------
                  Total stockholder's equity                                                   117,846        142,334
                                                                                             ---------      ---------
                  Total liabilities and stockholder's equity                                 $ 271,842      $ 288,027
                                                                                             =========      =========


The accompanying notes are an integral part of these consolidated balance sheets.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                             (Dollars in Thousands)



                                                   1996          1995
                                                  --------     --------

NET SALES                                         $395,046     $381,356

COST OF SALES                                      326,146      318,968
                                                  --------     --------
                  Gross profit                      68,900       62,388

SELLING, ADMINISTRATIVE, AND GENERAL EXPENSES       39,502       34,293
                                                  --------     --------
                  Operating profit                  29,398       28,095

OTHER EXPENSE:
     Interest                                        5,959        6,573
     Amortization                                    5,715        3,683
     Other, net                                        345          813
                                                  --------     --------
                  Total other expense               12,019       11,069
                                                  --------     --------
                  Income before income taxes        17,379       17,026

PROVISION FOR INCOME TAXES                           6,696        5,274
                                                  --------     --------
                  Net income                       $10,683      $11,752
                                                  ========     ========


The accompanying notes are an integral part of these consolidated statements.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                  (Dollars in Thousands, Other Than Par Value)




                                      COMMON STOCK         COMMON
                                  --------------------     STOCK AND                  MINIMUM     CUMULATIVE        TOTAL
                                     SHARES       PAR      PAID-IN      RETAINED      PENSION    TRANSLATION    STOCKHOLDER'S
                                   OUTSTANDING   VALUE     CAPITAL       DEFICIT     LIABILITY    ADJUSTMENT       EQUITY
                                  -------------  -----     ---------    --------     ---------   -----------    -------------


BALANCES, December 31, 1994            100          $1     $149,268      $(14,568)    $(2,357)      $(1,974)       $130,369
  Minimum pension liability              -           -            -             -        (164)            -            (164)
  Net income                             -           -            -        11,752           -             -          11,752
  Translation adjustment                 -           -            -             -           -           377             377
                                       ---          --     --------      --------     -------       -------        --------
BALANCES, December 31, 1995            100           1      149,268        (2,816)     (2,521)       (1,597)        142,334
  Minimum pension liability              -           -            -             -       2,128             -           2,128
  Dividend paid for
     acquisition of Glen
     Dimplex shares                      -           -        6,341       (33,606)          -             -         (27,265)
  Dividend                               -           -            -       (10,000)          -             -         (10,000)
  Net income                             -           -            -        10,683           -             -          10,683
  Translation adjustment                 -           -            -             -           -           (34)            (34)
                                       ---          --     --------      --------     -------       -------        --------
BALANCES, December 31, 1996            100          $1     $155,609      $(35,739)    $  (393)      $(1,631)       $117,846
                                       ===          ==     ========      ========     =======       =======        ========

The accompanying notes are an integral part of these consolidated statements.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                             (Dollars in Thousands)



                                                                                  1996         1995
                                                                                  -------      -------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                   $10,683      $11,752
     Adjustments to reconcile net income to net cash provided by operating activities-
         Depreciation                                                              13,263       12,156
         Loss on disposal of fixed assets                                             224          599
         Amortization                                                               5,715        3,683
         Deferred income taxes                                                     (3,226)          38
     Changes in assets and liabilities-
         Decrease (increase) in:
              Accounts receivable, net                                             10,139        6,086
              Inventories, net                                                     10,401       (9,670)
              Prepaid expenses and other                                               55         (665)
              Deferred charges and intangible assets                                 (315)      (2,067)
         (Decrease) increase in:
              Accounts payable                                                       (228)     (10,219)
              Other liabilities                                                     5,118       (2,569)
                                                                                  -------      -------
                  Net cash provided by operating activities                        51,829        9,124
                                                                                  -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Glen Dimplex shares                                           (33,606)           -
     Capital expenditures                                                         (15,129)      (9,549)
     Proceeds from sale of fixed assets                                                41          115
     Acquisition of supplier                                                            -       (1,508)
     Other                                                                             58            -
                                                                                  -------      -------
                  Net cash used in investing activities                           (48,636)     (10,942)
                                                                                  -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Reduction of long-term obligations                                           (59,937)     (42,741)
     Borrowings under long-term obligations                                        66,829       42,183
     Dividend paid                                                                (10,000)           -
                                                                                  -------      -------
                  Net cash used in financing activities                            (3,108)        (558)
                                                                                  -------      -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (34)         377
                                                                                  -------      -------
                  Net increase (decrease) in cash and cash equivalents                 51       (1,999)

CASH AND CASH EQUIVALENTS, beginning of year                                          308        2,307
                                                                                  -------      -------
CASH AND CASH EQUIVALENTS, end of year                                           $    359      $   308
                                                                                  =======      =======

The accompanying notes are an integral part of these consolidated statements.

              HAMILTON BEACH/PROCTOR-SILEX, INC., AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1996 AND 1995
                             (Dollars in Thousands)



1. ORGANIZATION AND BUSINESS:
Hamilton Beach/Proctor-Silex, Inc., and its wholly owned subsidiaries in Canada and Mexico (the "Company"), design, manufacture, and sell small consumer electric appliances. The principal markets for the Company's products are the United States and Canada. The Company's products are sold primarily to retailers and distributors. The Company is a wholly owned subsidiary of HB/PS Holdings, Inc. ("Holdings"). Through October 17, 1996, Holdings was owned 80 percent by NACCO Industries, Inc. ("NACCO"), and 20 percent by Glen Dimplex. Effective October 18, 1996, Holdings became a wholly owned subsidiary of NACCO (see Note
3).

2. SIGNIFICANT ACCOUNTING POLICIES:
PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less.

INVENTORIES, NET
Inventories are stated at the lower of cost or market. Cost has been determined by the last-in, first-out ("LIFO") method for substantially all inventories accounted for in the United States and under the first-in, first-out method for all other inventories.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment is stated at cost. All property, plant, and equipment is depreciated on a straight-line basis over estimated useful lives of up to 40 years for buildings and 4 to 6 years for machinery and equipment. Assets recorded under capital leases and leasehold improvements are amortized over the lesser of their estimated useful lives or remaining lease terms on a straight-line basis.

GOODWILL
Goodwill is being amortized on a straight-line basis over periods up to 40 years. The Company continually evaluates whether events and circumstances have occurred subsequent to its acquisitions that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the Company's undiscounted cash flow over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

PRODUCT DEVELOPMENT COSTS
Costs associated with the development of new products and changes to existing products are charged to operations as incurred. These costs amounted to $3,690 and $3,304 in 1996 and 1995, respectively.

ADVERTISING COSTS
Promotional or advertising costs associated with customer support programs are accrued when the related revenues are recognized. All other costs incurred in producing media advertising are expensed at the time the advertising takes place. Promotional and advertising costs charged to expense were $26,270 and $26,465 in 1996 and 1995, respectively.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expense items are translated at average rates for the period. Translation gains and losses associated with the Company's Canadian subsidiary are reported as a component of stockholder's equity. Translation gains and losses related to the Company's subsidiaries located in Mexico are reported in the accompanying consolidated statements of operations.

PRODUCT LIABILITY
The Company is insured for product liability claims for amounts in excess of established self-insured retention limits. Costs estimated to be incurred with respect to product liability claims are accrued based on experience factors.

SELF-INSURANCE
The Company maintains a self-insurance program for health claims and a high deductible insurance program for workers' compensation claims of all covered employees. Losses are accrued based on the Company's estimate of future costs that will be incurred for employee losses incurred prior to the balance sheet date.

FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS
The Company's financial instruments include cash, accounts receivable, payables, debt, interest rate agreements, and foreign currency contracts. The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995, approximate their carrying value as reflected in the consolidated balance sheets (see Note 10). The estimated fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company enters into forward foreign exchange contracts in order to hedge certain foreign currency commitments. Gains and losses from these contracts are deferred and are recognized as part of the cost of the underlying transaction being hedged.

The Company also enters into interest rate swap agreements with various terms and maturity dates. The differential between the floating interest rate and the fixed interest rate that is to be paid or received is recognized in interest expense on a current basis.

3. ACQUISITION OF SHAREHOLDER INTEREST:
On October 18, 1996, Holdings, through its parent company, Housewares Holding Company ("Housewares"), purchased Glen Dimplex's 20 percent ownership interest in Holdings for $33,606. The purchase was established based upon provisions included in the Shareholder Agreement dated October 11, 1990, among Housewares, Holdings, and Hamilton Beach, Inc. The purchase of the Glen Dimplex shares was effected via a dividend by the Company to Holdings in the amount of the purchase price. The effect of this transaction on the financial statements of the Company was an increase to retained deficit of $33,606, and an increase to goodwill and additional paid-in capital of $6,341. The addition to goodwill is being amortized on a straight-line basis over the remaining life of the goodwill acquired upon the formation of the Company.

4. ACQUISITION:
On November 30, 1995, the Company acquired all the outstanding stock of Plasticos Sotec, S.A de C.V. ("Sotec"), a Mexican supplier of molded plastic parts, under the purchase method of accounting. The Company paid net cash of $1,508 and assumed other liabilities of $350 for the stock and certain assets of Sotec, plus acquisition costs. Prior to the acquisition, the Company paid $2,650 to terminate the supplier manufacturing arrangement. The goodwill associated with the acquisition of $2,129 and the amount paid to terminate the supplier manufacturing arrangement are being amortized over a 25 month period.

5.   ACCOUNTS RECEIVABLE, NET:
At December 31, accounts receivable consist of the following.

                                                                          1996         1995
                                                                         -------    -------

Accounts receivable                                                      $68,479    $77,716
    Less- Allowance for returns, discounts, and adjustments               (7,498)    (6,878)
           Allowance for doubtful accounts                                  (927)      (645)
                                                                         -------    -------
                  Accounts receivable, net                               $60,054    $70,193
                                                                         =======    =======

6.   INVENTORIES, NET:
At December 31, inventories consist of the following.

                                                                         1996        1995
                                                                         -------    -------

Raw materials                                                            $10,915     $12,458
Work in process                                                            3,061       3,196
Finished goods                                                            34,078      43,323
LIFO allowance                                                               272        (250)
                                                                         -------    -------
                  Inventories, net                                       $48,326     $58,727
                                                                         =======     =======

As a result of changes in prices, and liquidation of certain LIFO inventories in 1996, operating profit increased $522 and decreased $141 for 1996 and 1995, respectively. The cost of inventories stated under the LIFO method was 91 percent of the value of total inventories at December 31, 1996 and 1995.

7.   PROPERTY, PLANT, AND EQUIPMENT, NET:
At December 31, property, plant, and equipment (including capital leases) consists of the following.


                                                                         1996         1995
                                                                       ---------     ---------

Land, buildings, and improvements                                      $  17,971     $  17,862
Machinery and equipment                                                   97,746        89,344
Construction work in process                                               9,542         5,231
                                                                       ---------     ---------
                                                                         125,259       112,437
Less- Accumulated depreciation and amortization                          (72,667)      (61,398)
                                                                       ---------     ---------
                  Property, plant, and equipment, net                  $  52,592     $  51,039
                                                                       =========     =========

8.   DEFERRED CHARGES AND INTANGIBLE ASSETS, NET:

Goodwill amounted to $96,460 and $93,649 at December 31, 1996 and 1995, respectively, net of accumulated amortization, and is being amortized over periods up to 40 years on a straight-line basis. Goodwill amortization expense amounted to $3,844 and $2,816 for 1996 and 1995, respectively. Patents, trademarks, and other at December 31, 1996 and 1995, amounted to $25 and $1,323, respectively, net of accumulated amortization, and are being amortized on a straight-line basis over their remaining lives. Total amortization for 1996 and 1995 amounted to $1,287 and $284, respectively. Deferred financing costs at December 31, 1996 and 1995, amounted to $194 and $778, respectively, net of accumulated amortization, and are being amortized on a straight-line basis over the life of the amended and restated credit agreement (see Note 9). Amortization expense related to deferred financing costs for 1996 and 1995 was $584 and $583, respectively.

9.   REVOLVING CREDIT AGREEMENTS:
The Company has a bank credit facility (the "Agreement"), which includes a revolving credit line and a letter-of-credit facility of up to $160,000 through May 1999. In April 1995, the Agreement was amended to provide a lower interest rate and facility fee if the Company achieves certain interest coverage ratios and to allow for interest rates to be quoted under a competitive bid option. In October 1996, the Agreement was amended to accommodate the dividend for the purchase of the Glen Dimplex shares (see Note 3). This amendment increased the amount available under the Agreement by $25,000 and modified certain required ratios. The maturity date of the Agreement may, upon mutual consent, be extended annually for an additional year. As amended, the Agreement allows borrowings to be made at either (i) the lender's prime rate plus 0.25 percent or (ii) LIBOR plus 0.75 percent. Additionally, a facility fee of 0.50 percent per annum times the committed amount of the credit facility is paid to the lender. The borrowing margins and facility fee rates are subject to reductions based upon the Company achieving certain predetermined interest coverage ratios. During 1996, the Company received an average reduction of 0.79 basis points on the combined borrowing margin plus a facility fee resulting in an average margin over LIBOR paid of 0.29 percent and an average facility fee paid of 0.17 percent.

The Agreement is secured by substantially all the Company's assets. The Agreement includes certain covenants requiring, among other things, maintenance of certain levels of (i) net worth, (ii) debt to total capital, and (iii) interest coverage. At December 31, 1996, the Company was in compliance with all the financial covenants of the Agreement. The Company also has in place uncommitted credit lines, which are secured through and subject to the Agreement, and which allow for borrowings of up to $20,000 on a daily basis. In addition, the Company has an unsecured, uncommitted credit line of $5,000.

During 1996 and 1995, total average borrowings outstanding under all debt and credit agreements were $94,762 and $99,724, at a weighted-average interest rate of 6.12 percent and 6.58 percent, respectively. At December 31, 1996 and 1995, the weighted average interest rate on all borrowings outstanding was 6.11 percent and 6.23 percent, respectively. In addition, at December 31, 1996 and 1995, outstanding obligations under letters of credit were $4,797 and $4,312, respectively.

At the option of Housewares, a wholly owned subsidiary of NACCO, the Company may, subject to certain terms and conditions of the Agreement, borrow up to $35,000 from Housewares. No borrowings were outstanding during 1996 or 1995 under this agreement.

10. FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS:
INTEREST RATE DERIVATIVES
The primary objective of interest rate risk management is to minimize the impact of interest rate fluctuations on the Company's cash flow and financial results. The Company has entered into certain interest rate swap agreements to swap floating rate for fixed rate interest payments. At December 31, 1996, the notional amount on interest rate swap agreements in effect and expiring on various dates from March 1999 through November 1999 was $75 million, with the average variable rate received and the average fixed rate paid during 1996 being
5.96 percent and 6.22 percent, respectively. At December 31, 1996, the aggregate fair market value of the Company's interest rate swap agreements was $342, based on quoted market prices received from the Company's swap agreement counter parties.

FOREIGN CURRENCY DERIVATIVES
The Company enters into forward foreign exchange contracts for purposes of hedging its exposure to foreign currency exchange rate fluctuations. These contracts hedge primarily firm commitments and relate to the Canadian dollar. At December 31, 1996, the Company had foreign currency contracts totaling $2,700, with various expiration dates through March 10, 1997. The amount of deferred gain associated with these contracts was not material. All interest rate and foreign currency derivative agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to credit loss on an ongoing basis.

11. CONCENTRATION OF CREDIT RISK:
The Company sells its products to retailers and distributors located primarily in North America and, as a result, maintains significant receivable balances with its major customers. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. In addition, the Company maintains allowances for potential credit losses. The Company's five largest customers accounted for approximately 48.6 percent and 46.4 percent of net sales in 1996 and 1995, respectively, and approximately 48.4 percent and 47.0 percent of net accounts receivable at December 31, 1996 and 1995, respectively.

12. LEASES:
The Company leases certain facilities under noncancelable leases expiring at various dates through 2021. Plant and equipment under capital leases has been recorded as property, plant, and equipment in the consolidated balance sheets, and the related amortization is included with depreciation expense. At December 31, property, plant, and equipment includes the following amounts relating to capital leases.

                                                        1996      1995
                                                       ------    ------

Plant and equipment                                    $9,303    $9,323
Less- Accumulated amortization                         (4,282)   (3,829)
                                                       ------    ------
                                                       $5,021    $5,494
                                                       ======    ======

Future minimum lease payments for capital leases as of December 31, 1996, are as follows: 1997 - $143; 1998- $91; 1999 - $79; 2000 - $74; 2001 - $72; and
thereafter - $688, and have a net present value of $587.

Future minimum lease payments for operating leases are as follows: 1997 - $3,751; 1998 - $3,424; 1999 - $2,673; 2000 - $1,978, 2001 - $1,781; and
thereafter - $2,155.

Rental expense for operating leases amounted to $5,593 and $5,140 for 1996 and 1995, respectively.

13.  INCOME TAXES:
The Company is included in the consolidated Federal income tax return filed by NACCO. The Company's tax sharing agreement with NACCO provides that Federal income taxes are computed by the Company on a separate return basis, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Company and are repaid as utilized on a separate return basis. To the extent that these carryovers are not used on a separate return basis, the Company is required, under conditions pursuant to the tax sharing agreement, to refund to NACCO the balance of carryovers advanced and not used by the Company.

The provision for income taxes consists of the following amounts.


                                                                                       1996           1995
                                                                                       ----           ----

Current:
    Federal                                                                           $8,208        $5,287
    State                                                                              1,143           644
    Foreign                                                                              538           470
                                                                                      ------        ------
                  Total current provision                                              9,889         6,401
                                                                                      ------        ------

Deferred:
    Federal                                                                           (2,663)       (1,551)
    State                                                                               (250)          308
    Foreign                                                                             (280)          116
                                                                                      ------        ------
                  Total deferred benefit                                              (3,193)       (1,127)
                                                                                      ------        ------
                  Total provision for income taxes                                    $6,696        $5,274
                                                                                      ======        ======

A reconciliation of Federal statutory to effective income tax provision follows.


                                                                                        1996          1995
                                                                                        ----          ----

Statutory taxes at 35%                                                                $6,083        $5,959

Effect of:
    State taxes                                                                          580           619
    Foreign taxes                                                                        131           182
    Acquisition accounting adjustments                                                 1,028           964
    Foreign tax credit                                                                  (615)       (2,784)
    Other                                                                               (511)          334
                                                                                      ------        ------
                  Provision for income taxes                                          $6,696        $5,274
                                                                                      ======        ======

Effective rate                                                                          38.5%         31.0%
                                                                                      ======        ======

The foreign tax credit of $615 realized in 1996 resulted from repatriation of virtually all prior earnings of a Mexican subsidiary, and additional foreign tax credit realized from the 1995 repatriation of earnings of the Canadian subsidiary. Such benefit is not expected to recur in 1997. The foreign tax credit of $2,784 realized in 1995 resulted from repatriation of virtually all prior earnings of the Canadian subsidiary.

A summary of the deferred tax assets and (liabilities) that comprise the net deferred tax balances in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities is as follows.


                                                                     1996        1995
                                                                     ----        ----

Deferred tax assets:
    Employee benefits                                             $  2,848   $  3,065
    Plant restructuring reserve                                        517        530
    Environmental reserve                                            2,195      2,288
    Product liability reserve                                        1,906      1,786
    Net operating loss and tax credit carryovers                     5,289      6,041
    Other                                                              344        213
                                                                  --------   --------
                  Total deferred tax assets                         13,099     13,923
                                                                  --------   --------

Deferred tax liabilities:
    Advertising, sales, and inventory related reserves              (2,428)    (3,120)
    Accelerated depreciation                                        (2,462)    (4,007)
    Other                                                           (1,112)    (1,589)
                                                                  --------   --------
                  Total deferred tax liabilities                    (6,002)    (8,716)
                                                                  --------   --------
                  Net deferred tax assets                         $  7,097   $  5,207
                                                                  ========   ========



As of December 31, 1996, the Company had Federal net operating loss carryovers of approximately $7,236, related to Hamilton Beach, Inc., and foreign tax credit carryovers of $2,705. For Federal tax purposes, the utilization of acquired net operating loss carryovers is limited to $1,953 on an annual basis, with any unused limitation available for carryover to subsequent years. The Company utilized $1,953 of the net operating loss carryovers related to Hamilton Beach, Inc., in 1996. Loss carryovers are scheduled to expire in the years 2002 and 2003, and foreign tax credit carryovers are scheduled to expire in the years 1997 to 2000. As of December 31, 1996, the Company has recorded a deferred tax asset of $5,238 associated with these carryforwards. Realization of the asset is dependent on generating sufficient taxable and foreign source income prior to expiration of the carryforwards. The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Although realization is not assured, the Company fully expects to realize its deferred tax assets. As a result, the Company has no valuation allowances as of December 31, 1996 and 1995.

No provision has been made for Federal income taxes on undistributed earnings of foreign subsidiaries of approximately $945 as of December 31, 1996, as any future remittances are expected to be substantially tax free.

14.  RETIREMENT BENEFIT PLANS:
The Company sponsors a defined benefit plan, the Hamilton Beach/Proctor-Silex, Inc., Profit Sharing Retirement Plan (the "Plan"). All full-time hourly and salaried U.S. employees are eligible to participate in the Plan. The Plan provides that participants accrue benefits annually based on age and annual earnings. Upon retirement, participants receive their vested account balances under the Plan plus all vested accrued benefits earned under prior frozen benefit plans. Benefits will be paid upon normal retirement at age 65 or early retirement after age 55. Participants become fully vested after five years of service.

The Company's funding policy is to contribute each year an amount that satisfies the minimum required contribution but does not exceed the maximum tax deductible contribution. Also, the Company may make additional contributions to the Plan, dependent upon the Company achieving certain profit and performance objectives. In 1996 and 1995, the Company accrued $413 and $433, respectively, representing the estimated amount of profit sharing to be contributed to the Plan in the subsequent year. The Company contributed $2,693 and $1,658 to the Plan for the plan years ended December 31, 1996 and 1995, respectively. Assets held by the Plan consist mainly of common stocks, corporate and government bonds, and cash and cash equivalents.

Effective December 31, 1996, the Company froze benefit accruals under the Plan and established a new participant retirement account under the HBPS Employees Retirement Savings Plan (401k) effective January 1, 1997. Accordingly, all benefits accrued and obligations recorded under the Plan were frozen as of December 31, 1996. The details of the components of net pension expense for the years ended December 31, 1996 and 1995, are as follows.


                                                                                 1996       1995
                                                                                ------    ------

Service cost                                                                    $1,373    $1,179
Interest cost on projected benefit obligation                                    2,595     2,597
Actual return on assets                                                         (2,299)   (5,373)
Net amortization and deferral                                                     (287)    3,036
                                                                                ------    ------
                  Net pension expense                                           $1,382    $1,439
                                                                                ======    ======

Actuarial factors used in accounting for the Plan as of December 31, 1996 and 1995, are as follows.


                                                                                 1996     1995
                                                                                ------    ------

Weighted-average discount rate                                                   8.0%     7.5%
Long-term rate of return on assets                                               9.0%     9.0%
Rate of increase in compensation levels:
    Salaried                                                                     5.0%     4.5%
    Hourly                                                                       5.0%     4.5%

The funded status of the Plan and amounts recognized in the Company's consolidated balance sheets as of December 31, 1996 and 1995, are as follows.


                                                                                                   1996         1995
                                                                                                  --------     --------
Actuarial present value of benefit obligation:
    Vested accumulated benefit obligation                                                          $32,015      $33,329
    Nonvested accumulated benefit obligation                                                         1,823        1,346
                                                                                                  --------     --------
                  Total accumulated benefit obligation                                              33,838       34,675
    Value of future salary projections                                                                 145          976
                                                                                                  --------     --------
                  Total projected benefit obligation                                                33,983       35,651

Fair value of plan assets                                                                           33,059       29,570
                                                                                                  --------     --------

Projected benefit obligation in excess of plan assets                                                 (924)      (6,081)
Unrecognized net transition asset                                                                       (6)          (6)
Unrecognized net loss                                                                                  539        4,882
Unrecognized prior service cost                                                                         23           10
Additional minimum liability                                                                          (652)      (4,116)
                                                                                                  --------     --------
                   Pension liability recognized in consolidated balance sheets at December
                      31, 1996 and 1995                                                           $ (1,020)    $ (5,311)
                                                                                                  ========     ========



Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting for Pensions", requires the Company to recognize a minimum pension liability equal to the unfunded accumulated benefit obligation ("ABO"). At December 31, 1996 and 1995, the cumulative unfunded ABO was $1,020 and $5,311, respectively. The Company recorded an adjustment that recognized an additional minimum liability equal to the unfunded ABO. In accordance with SFAS 87, the portion of the unfunded ABO in excess of unrecognized prior service cost was charged directly to stockholder's equity and is separately presented in the consolidated statements of changes in stockholder's equity. The Company also sponsors the HBPS Employees Retirement Savings Plan (401k), a defined contribution retirement savings plan covering substantially all of its full-time United States employees. Under the plan, employees may defer up to 15 percent of pay on a pre-tax basis. Effective July 1, 1995, the Company began matching employee contributions to the plan at the rate of 50 percent, up to the first 2 percent of employee contributions. Effective January 1, 1997, the employer match was increased to match 50 percent of the first 4 percent of employee contributions. Employee pre-tax and employer matching contributions are immediately 100 percent vested.

Effective January 1, 1997, the Company added a profit sharing feature to the plan. Under the plan, participants receive an automatic contribution based on age, ranging between 2 percent and 6.33 percent of annual pay. The Company may also make additional profit sharing contributions to participant accounts dependent upon the Company's achievement of certain profit and performance goals. Profit sharing contributions vest on a 20 percent, five year graded schedule.

The Company maintains a postretirement health care plan for all retirees who retired prior to October 1, 1992. In addition, the Company provides life insurance benefits to all retirees who retired prior to October 1, 1992, assuming they reached certain age and service requirements while working for the Company. Under the Company's current policy, plan benefits are funded at the time they are due to participants. The plan has no assets.

15. RELATED-PARTY TRANSACTIONS:
The Company sells merchandise to The Kitchen Collection, Inc. ("Kitchen Collection"), a wholly owned subsidiary of Housewares. The Company's sales to Kitchen Collection were $6,201 and $5,030 for 1996 and 1995, respectively. Accounts receivable due from Kitchen Collection at December 31, 1996 and 1995, amounted to $146 and $361, respectively, and are included in accounts receivable.

NACCO incurs certain administrative and other expenses directly related to the operation of the Company. These expenses are reimbursed to NACCO. The Company expensed and paid $743 and $627 of these administrative expenses to NACCO in 1996 and 1995, respectively. The related payable to NACCO was $48 and $73 at December 31, 1996 and 1995, respectively.

16. CONTINGENCIES:
Various legal proceedings and claims have been or may be asserted against the Company relating to the conduct of its business, including product liability and environmental claims. These proceedings and claims are incidental to the Company's ordinary course of business. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates may be paid as a result of these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings and claims is not presently determinable, management believes, after consultation with its general counsel, the likelihood that material costs will be incurred in excess of accruals already recognized is remote.

17. INDUSTRY SEGMENT AND FOREIGN OPERATIONS:
The Company designs, manufactures, and sells small consumer electric appliances. Net sales to one major customer totaled 27.5 percent in 1996 and 22.5 percent in 1995. The Company has operations in the United States, Mexico, and Canada. Products are transferred between these geographic areas at the market value of the products. Identifiable assets are those assets identified with the operations in each geographic area at year-end. All deferred charges and intangible assets are attributed to the United States. Eliminations include amounts for intercompany sales, intercompany profits in inventory, and intercompany investments.

The following table presents sales, operating profit, and other financial information by geographic area for 1996 and 1995.


                                              UNITED
                                              STATES       CANADA       MEXICO       ELIMINATIONS       CONSOLIDATED
                                              ------       ------       ------       ------------       ------------


1996:
    Net sales                                 $376,982       $38,349      $14,389      $(34,674)           $395,046
    Sales and transfers between
       geographic areas                         21,220             -       13,454       (34,674)                  -
    Operating profit                            28,998           424          120          (144)             29,398
    Depreciation                                 9,351            69        3,843             -              13,263
    Identifiable assets                        252,438        11,927       16,347        (8,870)            271,842
    Capital expenditures                         6,341           180        8,608             -              15,129

1995:
    Net sales                                 $361,749       $41,795     $  9,508      $(31,696)           $381,356
    Sales and transfers between
       geographic areas                         22,608             -        9,088       (31,696)                  -
    Operating profit                            27,195         1,230          167          (497)             28,095
    Depreciation                                 8,932            32        3,192             -              12,156
    Identifiable assets                        270,333        13,625        7,266        (3,197)            288,027
    Capital expenditures                         7,732           109        1,708             -               9,549



18.  SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments during 1996 and 1995 included interest of $5,588 and $6,762 and income taxes of $4,656 and $11,771, respectively.

19.  RECENTLY ISSUED ACCOUNTING STANDARDS:
In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain intangibles, and goodwill related to those assets. SFAS 121 provides, among other things, that impairment losses be recognized when expected future cash flows are less than the related assets' carrying value. Impairment is recorded based on an estimate of expected future discounted cash flows. There was no material effect on the Company's consolidated financial statements as a result of its adoption of SFAS 121.